Filed by Arlington Tankers Ltd.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 333-153247)
FOR IMMEDIATE RELEASE
ARLINGTON’S LARGEST SHAREHOLDER SUPPORTS
MERGER WITH GENERAL MARITIME
STENA AB AND CONCORDIA MARITIME TO VOTE “FOR” THE
MERGER
HAMILTON, BERMUDA – December 10, 2008 – Arlington Tankers Ltd. (NYSE: ATB) today announced that it was informed that its largest shareholder, Stena AB and Concordia Maritime, intends to vote “FOR” the merger of Arlington Tankers and General Maritime at Arlington’s upcoming December 16, 2008 Special General Meeting of Shareholders. Based on their filings with the SEC, as of May 7, 2008, Stena and Concordia Maritime directly and indirectly owned an aggregate of 2,787,772 common shares, or approximately 18.0% of Arlington’s outstanding shares.
Mr. Peter Claesson, Chief Financial Officer of Stena commented, “As a shareholder of Arlington Tankers since its inception in 2004, we support the combined companies’ efforts to increase shareholder value over the long term.”
Mr. Hans Noren, President of Concordia Maritime commented, “We believe that the merger will be beneficial to shareholders. We expect that the merger will create a tanker company with a strong balance sheet; balanced chartering strategy, attractive dividend target, and the financial strength to grow.”
Arlington encourages all shareholders to vote their shares promptly by phone, Internet, or by mailing their proxy card. Shareholders can contact MacKenzie Partners at (800) 322-2885 if they have any questions or need any assistance in voting their shares.
Important Additional Information has been Filed with the SEC
In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC. Such registration statement, which has been declared effective by the SEC, includes a definitive Joint Proxy Statement/Prospectus of General Maritime and Arlington. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
About Arlington Tankers Ltd.
Arlington Tankers Ltd. is an international, seaborne transporter of crude oil and petroleum products. Arlington’s fleet consists exclusively of eight, modern double-hulled vessels and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 5.0 years. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington’s vessels are employed on long-term time charters. Arlington was incorporated in Bermuda in September 2004. Arlington completed its initial public offering on the New York Stock Exchange on November 10, 2004.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in General Maritime’s and Arlington’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the transaction by General Maritime’s and Arlington’s shareholders; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington’s businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime’s or Arlington’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime’s or Arlington’s vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels and other factors listed from time to time in General Maritime’s or Arlington’s filings with the SEC, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Contact:
Arlington Tankers Ltd.
Edward Terino, President, Chief Executive Officer and Chief Financial Officer
203-221-2765